FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549



REPORT OF FOREIGN ISSUER


Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934




For  August 18, 1998
     September 2, 1998
     September 14, 1998


NAM TAI ELECTRONICS, INC.
(Registrant's name in English)



     Unit 9, 15/F, Tower 1
     China Hong Kong City, 33 Canton Road
     TST, Kowloon, Hong Kong



CONTACT: WENDY L. WISEMAN
P.R. SECRETARY
NAM TAI ELECTRONICS, INC.
CORPORATE OFFICE:
SUITE 530 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800   FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
INTERNET WEBSITE: http://www.namtai.com
E-MAIL:  investor@namtai.com



     NAM TAI ELECTRONICS, INC. ANNOUNCES 3rd QUARTER DIVIDEND

VANCOUVER, CANADA August 18, 1998 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NASDAQ/NM Symbol: NTAIF and NTAWF) today announced the third quarter 1998 dividend of $0.07 per share will be paid on or before October 19, 1998 to shareholders of record at the close of business on September 30, 1998.

This is the first year that the Company has announced dividends on a quarterly basis. Previously, the Company paid annual dividends of $0.01, $0.015, $0.03 and $0.10 per share in 1994, 1995, 1996, and 1997, respectively. The increase in the annual dividend to $0.28 per share for 1998 ($0.07 per quarter) was previously announced on March 23, 1998.

Nam Tai is an independent provider of high quality manufacturing services to original equipment manufacturers ("OEMs") in the consumer electronics industry. All of the Company's manufacturing operations are based in the People's Republic of China ("China"). Nam Tai assists OEMs in the design and development of products and furnishes full turnkey manufacturing services to its OEM customers utilizing advanced processes such as chip on board ("COB"), surface mount technology ("SMT"), tape automated bonding ("TAB"), outer lead bonding ("OLB") technologies, and anisotropic conductive film ("ACF") heat seal technology. The Company provides hardware and software design, plastic molding, component purchasing, assembly into finished products or electronic subassemblies, post-assembly testing and shipping. The Company manufactures a broad line of finished products for its OEM customers, including personal organizers, personal digital assistants ("PDA"), linguistic products, calculators, integrated circuit ("IC") or smart card readers (referred to as AIC card readers"). It also manufactures electronic components and subassemblies for printed circuit boards ("PCBs"). These products include large scale integrated circuits ("LSI") bonded on PCBs that are used in the manufacture of products such as electronic toys, and subassemblies for liquid crystal display ("LCD") modules that are in turn used in the manufacture of communications, camera and computer products. In addition, Nam Tai provides OEMs with silk screening services for plastic parts, polyvinyl chloride ("PVC") products and metal parts.

                                      -end-

NEWS RELEASE
CONTACT: WENDY L. WISEMAN
P.R. SECRETARY
NAM TAI ELECTRONICS, INC.
CORPORATE OFFICE:
SUITE 530 - 999 WEST HASTINGS STREET
VANCOUVER, B.C. CANADA V6C 2W2
TEL: (604) 669-7800 FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
INTERNET WEBSITE: http://www.namtai.com
E-MAIL: investor@namtai.com

                 NAM TAI ELECTRONICS, INC. ANNOUNCES PRESIDENT,
                  C.E.O. AND CHAIRMAN APPOINTMENTS, AND CHANGES
                      TO SENIOR MANAGEMENT AND DIRECTORSHIP

VANCOUVER, CANADA September 2, 1998 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NASDAQ/NM Symbols: NTAIF and NTAWF) today announced the following appointments and changes to senior management.

PRESIDENT  AND CHIEF  EXECUTIVE  OFFICER - MR.  SHIGERU  TAKIZAWA
The Company is pleased to announce that Mr. Shigeru Takizawa has joined Nam Tai as President and Chief Executive Officer. Based in Hong Kong, Mr. Takizawa will be responsible for the management and direction of all business operations and technological development of the Nam Tai group of companies. Mr. Takizawa will also be appointed as a director of the Company.

Prior to joining the Company, Mr. Takizawa was the Technology Senior Fellow at the Application Engineer Department of Toshiba Corporation of Japan ("Toshiba"). Toshiba is known world wide as a giant in the electronics industry. At Toshiba, Mr. Takizawa was in charge of the Engineering Department. He has been employed with the Toshiba Corporation for his entire forty-year career, holding various senior management and executive positions. In the Japanese electronics industry, Mr. Takizawa is a prominent figure and well-recognized authority. Throughout his career, Mr. Takizawa also held senior posts at a number of prominent Japanese industrial, technological, and research organizations. He has been the Chairman of the Advisory Committee of the Semiconductor Industry Research Center, and has held senior posts with the Japan Electronic Machinery Industrial Association. As a result, he has excellent and longstanding relationships with established corporate entities within the electronics industry, which can be utilized to Nam Tai's best advantage. Mr. Takizawa has extensive and well-recognized expertise with microprocessors, semiconductors, and transistors, and has been associated with many advanced developments in electronic products. Mr. Takizawa has had an ongoing relationship with Nam Tai for the last twenty years, since the Company's inception. In the past, Nam Tai has often sought Mr. Takizawa's advice on engineering and product development processes, so he has familiarity with Nam Tai's products and operations.

Mr. Takizawa will be responsible for providing leadership and senior management to achieve significant growth and expansion of Nam Tai's Original Design Manufacturing ("ODM") business, along with our OEM business. In product development, Mr. Takizawa will work closely with Mr. Mamoru Koike, who joined Nam Tai in April 1998 as Vice General Manager of our Research and Development Department after thirty-five years with Sharp Corporation.

CHAIRMAN  -  TADAO  MURAKAMI
In recognition of Mr. Tadao Murakami's achievements, he has been promoted to Chairman of the Board of the Company. Mr. Murakami joined the Company in 1984. Prior to that, he had two years of business dealings with Nam Tai. During the last sixteen years, he has made a significant contribution to the growth in revenue and business expansion of Nam Tai. Mr. Murakami was formerly the Vice-Chairman and Chief Executive Officer of Nam Tai.

SENIOR EXECUTIVE OFFICER,  CORPORATE STRATEGY, FINANCE AND ADMINISTRATION -
MR. M. K. KOO
Mr. M. K. Koo is the founder and former Chairman of Nam Tai. He will assume the newly created position of Senior Executive Officer, Corporate Strategy, Finance and Administration. He will remain a director on Nam Tai's Board and Chairman of the Audit Committee.

The above appointments have been made in recognition that Nam Tai should be run by a strong team of professional managers to achieve growth and expansion. At present, the Company is providing training, education, and experience to a second generation of management and product development personnel to ensure Nam Tai will be run capably in the next millenium.

Nam Tai is an independent provider of high quality manufacturing services to original equipment manufacturers ("OEMs") in the consumer electronics industry. All of the Company's manufacturing operations are based in the People's Republic of China. Nam Tai assists OEMs in the design and development of products and furnishes full turnkey manufacturing services to its OEM customers utilizing advanced processes such as chip on board ("COB"), surface mount technology ("SMT"), tape automated bonding ("TAB"), outer lead bonding ("OLB") technologies, and anisotropic conductive film ("ACF") heat seal technology. The Company provides hardware and software design, plastic molding, component purchasing, assembly into finished products or electronic subassemblies, post-assembly testing and shipping. The Company manufactures a broad line of finished products for its OEM customers, including personal organizers, personal digital assistants ("PDAs"), linguistic products, calculators, integrated circuit ("IC") or smart card readers (referred to as "IC card readers"). It also manufactures electronic components and subassemblies for printed circuit boards ("PCBs"). These products include large scale integrated circuits ("LSI") bonded on PCBs that are used in the manufacture of products such as electronic toys, and subassemblies for liquid crystal display ("LCD") modules that are in turn used in the manufacture of communications, camera and computer products. In addition, Nam Tai provides OEMs with silk screening services for plastic parts, polyvinyl chloride ("PVC") products and metal parts.

                                      -end-



NEWS RELEASE
CONTACT: WENDY L. WISEMAN
P.R. SECRETARY
NAM TAI ELECTRONICS, INC.
CORPORATE OFFICE:
SUITE 530 - 999 WEST HASTINGS STREET
VANCOUVER, B.C. CANADA V6C 2W2
TEL: (604) 669-7800   FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
INTERNET WEBSITE: http://www.namtai.com
E-MAIL:  investor@namtai.com

   NAM TAI ELECTRONICS, INC. ANNOUNCES AGREEMENT TO ACQUIRE MAJORITY INTEREST
IN PUBLICLY LISTED HONG KONG MANUFACTURER AND DISTRIBUTOR OF ELECTRONIC PRODUCTS

VANCOUVER, CANADA, September 14, 1998-- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NASDAQ/NM Symbols: NTAIF and NTAWF) today announced it has entered into an agreement to acquire a majority interest of slightly more than 50% of the capital stock of Albatronics (Far East) Company Limited ("Albatronics"). Nam Tai will make the investment by purchasing newly issued shares from Albatronics for approximately US$10,000,000, payable in cash. Albatronics is a publicly traded company listed on the Hong Kong Stock Exchange (Hang Seng company # 987). The parties currently intend to maintain Albatronics' listing on the Hong Kong Stock Exchange, with at least 25% of Albatronics' shares remaining in the hands of the public following completion of the subscription.

Albatronics will use Nam Tai's investment proceeds for working capital and new business preparations. Nam Tai may provide additional working capital financing and other financial accommodations to Albatronics following the completion of the transaction. The closing of the transaction is subject to certain conditions, including satisfactory completion of due diligence involving Albatronics' bank debt and customer relationships, and the approval of Albatronics' existing shareholders and Hong Kong regulatory authorities. Nam Tai plans to finance the purchase price from its cash on hand. It is anticipated that the acquisition will be finalized by the end of 1998.

Albatronics is principally engaged in the trade and distribution of Sony semiconductors and CD mechanisms, and the OEM and Original Design Manufacturing ("ODM") development, manufacture and trade of consumer electronic products. Its existing manufactured products include CD and Video CD players, digital cameras and audio amplifiers, which are sold to major customers such as Sony, Aiwa, Panasonic and Fuji Film. Additionally, Albatronics possesses advanced research and development capabilities in semiconductor system design, information processing and data communications, which it carries out in Japan. Products under development by Albatronics include telecommunication products, the AC-3 Music Centre, the Slim Discman, minidisc ("MD") and digital video disc ("DVD") players. Albatronics also owns a material equity interest of approximately 20% in Shanghai Albatronics Co., Ltd., a publicly listed company in the Peoples' Republic of China ("PRC"), which manufactures and distributes consumer electronic products in the PRC. In addition, Albatronics has invested in joint ventures in the PRC, which are engaged in plastic and metal manufacturing, the manufacture and sale of telecommunication products, and the implementation of wire bonding technologies.

Albatronics is  headquartered in Hong Kong and currently  employs  approximately
2,100 people. Its principal manufacturing facility, located in Dongguan, Guangdong, PRC, is around 50 miles Northwest of Nam Tai's manufacturing facilities in Shenzhen, PRC. Albatronics' manufacturing facility is situated on approximately 778,540 sq. ft. of land housing a factory, administrative buildings and dormitories comprising approximately 312,740 sq. ft. The manufacturing facility has been ISO 9002 certified since July 1996. Albatronics' products are principally sold and delivered to customers in the PRC, Hong Kong and Japan. Albatronics has targeted for expansion in the U.S. and European markets.

In its most recent fiscal year ended March 31,1998, Albatronics reported sales of US$353 million and net income of US$2.9 million. Nam Tai, in its most recent fiscal year ended December 31, 1997, reported sales of US$133 million and net income of US$30.8 million.

Commenting on the proposed transaction, Mr.Tadao Murakami, the newly appointed Chairman of Nam Tai, said: "Nam Tai and Albatronics are both involved in the distribution of electronic products and contract manufacturing employing similar production techniques. With the exchange of technologies and research, mutual financial support, sharing of market intelligence and combined management expertise, there are tremendous synergies and opportunities for improved operating performance for the consolidated entity."

Except for the historical information contained herein, matters discussed in this press release are forward-looking statements involving risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements. The factors that might cause differences include, but are not necessarily limited to, those discussed in the Company's reports filed with the Securities and Exchange Commission from time to time, such as the factors set forth in Item 1. "Description of Business - Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 1997.

Nam Tai is an independent provider of high quality manufacturing services to original equipment manufacturers ("OEMs") in the consumer electronics industry. All of the Company's manufacturing operations are based in the People's Republic of China. Nam Tai assists OEMs in the design and development of products and furnishes full turnkey manufacturing services to its OEM customers utilizing advanced processes such as chip on board ("COB"), surface mount technology ("SMT"), tape automated bonding ("TAB"), outer lead bonding ("OLB") technologies, and anisotropic conductive film ("ACF") heat seal technology. The Company provides hardware and software design, plastic molding, component purchasing, assembly into finished products or electronic subassemblies, post-assembly testing and shipping. The Company manufactures a broad line of finished products for its OEM customers, including personal organizers, personal digital assistants ("PDAs"), linguistic products, calculators, integrated circuit ("IC") or smart card readers (referred to as "IC card readers"). It also manufactures electronic components and subassemblies for printed circuit boards ("PCBs"). These products include large scale integrated circuits ("LSI") bonded on PCBs that are used in the manufacture of products such as electronic toys, and subassemblies for liquid crystal display ("LCD") modules that are in turn used in the manufacture of communications, camera and computer products. In addition, Nam Tai provides OEMs with silk screening services for plastic parts, polyvinyl chloride ("PVC") products and metal parts.

                                      -end-
The Registrant hereby incorporates this Report on Form 6-K into its Registration Statement on Form 6-K into its Registration Statement on Form F-3 (Registration No. 333-36135).

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.





For and on behalf of Nam Tai Electronics, Inc.


by: (S.d.)E.K. Chan
Edward K. W. Chan, Chief Financial Officer